Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the “Board”) of directors (the “Directors”) of Bilibili Inc. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2026 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2025. These interim results have been prepared under generally accepted accounting principles in the United States of America (“U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board. The independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

•

Total net revenues were RMB15.41 billion for the six months ended June 30, 2026, representing an increase of 7% from RMB14.34 billion for the six months ended June 30, 2025. Advertising revenues, a key driver of total net revenues, were RMB5.72 billion for the six months ended June 30, 2026, representing an increase of 29% from RMB4.45 billion for the six months ended June 30, 2025.

•

Gross profit was RMB5.73 billion for the six months ended June 30, 2026, representing an increase of 10% from RMB5.21 billion for the six months ended June 30, 2025. Gross profit margin was 37.2% for the six months ended June 30, 2026, compared with 36.4% in the same period last year.

•	Net profit was RMB541.1 million for the six months ended June 30, 2026, compared with a net profit of RMB207.6 million for the six months ended June 30, 2025.

•	Adjusted net profit was RMB1,289.1 million for the six months ended June 30, 2026, compared with an adjusted net profit of RMB922.8 million for the six months ended June 30, 2025.

•

Average daily active users (“DAUs”) were 115.9 million for the six months ended June 30, 2026, representing an increase of 7% year over year. Average daily time spent was 116 minutes, driving total user time spent up by 17% year over year.

FINANCIAL HIGHLIGHTS

	For the Six Months Ended June 30,
	2025	2026	Change (%)
	RMB	RMB
	(in thousands, except for percentages)
Net revenues	14,340,938	15,411,958	7.5%
Gross profit	5,214,944	5,728,196	9.8%
Profit before income tax	245,551	592,776	141.4%
Net profit	207,606	541,071	160.6%
Net profit attributable to Bilibili Inc.’s shareholders	209,900	553,508	163.7%
Non-GAAP Financial Measures:
Adjusted net profit	922,842	1,289,057	39.7%
Adjusted net profit attributable to Bilibili Inc.’s shareholders	925,136	1,301,494	40.7%

	As of December 31,	As of June 30,
	2025	2026	Change (%)
	RMB	RMB
	(in thousands, except for percentages)
Total current assets	27,550,080	28,172,257	2.3%
Total non-current assets	13,617,683	14,307,317	5.1%
Total assets	41,167,763	42,479,574	3.2%
Total liabilities	25,619,200	26,565,453	3.7%
Total shareholders’ equity	15,548,563	15,914,121	2.4%
Total liabilities and shareholders’ equity	41,167,763	42,479,574	3.2%

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted profit from operations, adjusted net profit, adjusted net profit margin and adjusted net profit attributable to Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, loss on fair value change in investments in publicly traded companies and loss on repurchase of convertible senior notes. The Company calculates adjusted net profit margin by dividing the adjusted net profit by revenue for the same period. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net profit, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth an unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
	(in thousands)
Profit from operations	266,620	539,625
Add:
Share-based compensation expenses	575,612	599,101
Amortization expense related to intangible assets acquired through business acquisitions	73,384	81,374

Adjusted profit from operations	915,616	1,220,100

Net profit	207,606	541,071
Add:
Share-based compensation expenses	575,612	599,101
Amortization expense related to intangible assets acquired through business acquisitions	73,384	81,374
Income tax related to intangible assets acquired through business acquisitions	(8,272)	(3,462)
Loss on fair value change in investments in publicly traded companies	74,510	70,973
Loss on repurchase of convertible senior notes	2	—

Adjusted net profit	922,842	1,289,057
Net loss attributable to noncontrolling interests	2,294	12,437

Adjusted net profit attributable to Bilibili Inc.’s shareholders	925,136	1,301,494

BUSINESS REVIEW AND OUTLOOK

In the first half of 2026, we delivered solid growth across our community and commercialization, with continued expansion in profitability. Our unique content ecosystem and community continued to strengthen user engagement, while enhanced commercialization capabilities unlocked greater commercial value.

As users increasingly become more discerning in how they use their time online, our high-quality content and authentic community experience continued to attract users and deepen engagement. Our DAUs reached nearly 116 million, representing an increase of 7% year over year, and our monthly active users grew to 373 million. The average daily time spent per active user was approximately 116 minutes, up over 9 minutes from a year ago, and total user time spent grew 17% year over year.

The growing value of our community is translating into increasing commercial opportunities. In the first half of 2026, our total net revenues increased by 7% year over year to RMB15.41 billion, driven primarily by continued strength in advertising. Advertising revenues increased by 29% year over year to RMB5.72 billion, reflecting the growing value of our highly engaged user base and our continued progress in commercialization efficiency. Meanwhile, our monthly paying users increased by 7% year over year to 33.9 million, as more users chose to pay for the VAS and game offerings they value on our platform.

This commercial momentum led to a strong financial performance. As our business continued to scale, our gross profit grew 10% year over year to RMB5.73 billion, with gross profit margin expanding to 37.2% from 36.4% in the same period of 2025. The continued revenue growth and improving operating efficiency drove our net profit to more than double year over year to RMB541.1 million. Our adjusted net profit reached RMB1.29 billion, with our adjusted net profit margin expanding to 8.4%.

Beyond these results, we are seeing a shift in user behavior. As content becomes increasingly abundant, users are placing greater value on meaningful content, shared interests and genuine human connections. This structural trend reinforces our core competitive moat in the AI era. We are leveraging AI tools to boost productivity and efficiency, all while remaining firmly anchored in our community roots to serve our users with exceptional content. By powering this community and commercial flywheel, we will build lasting, compounding value for our users, creators, and shareholders.

Content and Community

As content options multiply, users are becoming even more selective. Users are coming to Bilibili for high-quality professional user-generated video (“PUGV”) content and a unique community experience that they cannot find anywhere else. In the first half of 2026, total time spent on our platform expanded by 17% year over year. Notably, watch time from videos over five minutes grew by 20% year over year, demonstrating users’ growing demand for meaningful and high-quality content.

Across our content categories, we are seeing steady growth across both core and emerging hubs. Total watch time for game-related content and general entertainment content increased by 23% and 32% year over year, respectively. Knowledge-based content, including AI-related information, grew 17% year over year, as users turned to us for deeper insights. Music categories also saw robust growth with a 24% year-over-year increase in time spent, largely driven by AIGC music. Consumption-related categories continued to rise, with watch time for baby and maternity, and outdoor-related categories growing by more than 30% year over year.

Content creators remain at the heart of our ecosystem. AI-powered tools are lowering barriers to creation and helping content creators work more efficiently, while our improved understanding of content and user interests helps promising work find its audience sooner. In the first half of 2026, the number of creators with over 1,000 followers grew by 30% year over year. As our content creators built larger and more engaged audiences, the diverse monetization channels available on our platform supported a 22% year-over-year increase in average income per creator in the first half of 2026, assisting more creators in turning their creativity into sustainable careers.

The strength of our platform extends beyond the breadth of our content library. Our deeper competitive moat lies in the ‘humanity’ of our community. Every month, our users generate over 17 billion interactions, reflecting the shared interests and emotional connections that bring our community together. By the end of the Reporting Period, our official members reached 299 million, with 12-month retention remaining solid at around 80%. At the same time, these authentic user interactions provide valuable insights into user preferences, helping us improve content discovery and recommendation, which further drives user engagement and time spent.

In July 2026, Bilibili World and Bilibili Macro Link brought more than 400,000 fans together in Shanghai over three days, making it one of the largest offline ACG expos in China and a vibrant new cultural landmark for the city. The event provided a unique offline space for our community to connect through shared interests, further demonstrating how Bilibili extends beyond digital interactions and connects users in the real world.

Commercialization

We further strengthened our commercialization capabilities across our core business lines in the first half of 2026. These enhancements contributed to continued revenue growth and profitability improvement, reinforcing the strength of our business model.

Value-Added Services

Revenues from value-added services increased by 4% year over year to RMB5.88 billion in the first half of 2026, primarily driven by growth in premium memberships and other value-added services. Our live broadcasting business maintained stable performance, and we continued to refine its operations to support sustainable growth and improved margins. As of June 30, 2026, premium members reached 25.7 million, up 9% year over year, with approximately 80% of subscriptions on annual or auto-renewal plans, demonstrating users’ continued loyalty to our platform.

We also continued to develop value-added services that are uniquely aligned with our PUGV content and community. In the first half of 2026, revenue from our fan-charging program increased by over 50% year over year. By enabling users to support creators directly in exchange for exclusive, high-quality content and experiences, fan charging strengthens creator-user relationships and helps creators across a broad range of categories pursue sustainable development on our platform.

Advertising

Our advertising business delivered another period of standout growth in the first half of 2026, with advertising revenues increasing by 29% year over year to RMB5.72 billion. This industry-leading performance reflects both the high value of our engaged user base and the ongoing enhancements to our advertising products and technology infrastructure.

In the first half of this year, our five largest advertising verticals were games, internet services, digital products and home appliances, e-commerce and automotive. Our core game vertical maintained healthy growth. At the same time, our maturing user base also attracted more advertisers’ budgets. Advertising revenues from home decoration, footwear and apparel, and automotive each increased by more than 50% year over year. We also continued to capture incremental budgets from emerging industries, with revenues from AI advertisers more than doubling year over year.

Our ads are also becoming more efficient. By deepening our understanding of product information, creative assets, user interests and conversion goals, AI helps us deliver more relevant ads and drive better conversion. Meanwhile, our AIGC tools are streamlining creative production and crafting ads that resonate with users, helping advertisers connect with our community more effectively and drive higher click-through rates. Furthermore, we expanded monetization into higher-intent scenarios across search, watch pages, personal computers and smart TVs. We believe these improvements are widening our addressable advertiser base and unlocking commercial value across more moments in the user journey without compromising user experience.

Mobile Games Services

Revenues from mobile games were RMB2.91 billion in the first half of 2026, representing a decrease of 13% year over year, primarily due to the high base established by San Guo: Mou Ding Tian Xia (“San Mou”) in the same period of 2025, as the title has since entered a more stable and mature phase of its life cycle. We remain focused on the long-term operation of San Mou, balancing fresh content and monetization with a consistently high-quality player experience. Our evergreen titles, including Fate/Grand Order and Azur Lane, also continued to deliver stable performance during the Reporting Period.

While supporting the long-term lifecycle of our legacy titles, we are also broadening our portfolio across genres and development models. In July 2026, we officially launched our exclusive licensed casual card game NCard. We also unveiled several new titles with regulatory approvals, including a self-developed simulation game, Lumi Master, and two licensed games: San Wang, a new strategy game, and Ragnarok Online 3, a massively multiplayer online role-playing game. Together, these titles are intended to reach new player segments and support a more balanced, resilient games portfolio.

Recent Developments

In June 2026, our Board approved a new two-year share repurchase program of up to US$300 million (the “2026 Share Repurchase Program”). Pursuant to the 2026 Share Repurchase Program, a total of 1.9 million of the Company’s listed securities have been purchased for a total cost of approximately US$31.3 million as of June 30, 2026. From the beginning of 2026 through the date of this announcement, a total of 5.8 million of the Company’s listed securities have been purchased for a total cost of approximately US$118 million.

Events After the Reporting Period

Save as disclosed in this announcement, there were no other significant events that might affect us since the end of the Reporting Period and up to the date of this announcement.

Business Outlook

The continued growth of our community and ecosystem reflects the sustained appeal of our high-quality content and interest-based connections among users. As content supply continues to expand, users are increasingly seeking content that provides depth, value and meaningful engagement. We will continue to focus on providing high-quality content, empowering creators and cultivating our deeply engaged interest-based community. As our users mature and their interests and needs evolve, we will continue to grow alongside them and further deepen the value of our ecosystem. Building on this foundation, we will further enhance our commercialization capabilities across our business line, unlocking greater value across our ecosystem.

Moving into the AI era, content creation, discovery and consumption are being shaped by new technologies. Yet one thing remains constant: users continue to value rich, meaningful content and real human connections. Bilibili is built around these enduring needs, with our community and content ecosystem forming a distinctive advantage as the industry evolves. With AI, we are further strengthening our ecosystem by enhancing content understanding and recommendation, helping creators improve productivity and expand creative possibilities, and improving commercialization efficiency across our platform. By combining the power of technology with the strength of our community, we believe Bilibili will continue to create long-term value for our users, creators and shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net revenues:
Value-added services (VAS)	5,643,936	5,879,900
Advertising	4,446,523	5,719,547
Mobile games	3,343,488	2,914,454
IP derivatives and others	906,991	898,057

Total net revenues	14,340,938	15,411,958
Cost of revenues	(9,125,994)	(9,683,762)

Gross profit	5,214,944	5,728,196

Operating expenses:
Sales and marketing expenses	(2,215,164)	(2,215,303)
General and administrative expenses	(1,025,269)	(1,043,515)
Research and development expenses	(1,707,891)	(1,929,753)

Total operating expenses	(4,948,324)	(5,188,571)

Profit from operations	266,620	539,625

Other (expense)/income:
Investment loss, net (including impairments)	(119,078)	(9,551)
Interest income	195,812	208,727
Interest expense	(68,077)	(76,886)
Exchange losses	(23,369)	(164,226)
Debt extinguishment loss	(2)	—
Others, net	(6,355)	95,087

Total other (expense)/income, net	(21,069)	53,151

Profit before income tax	245,551	592,776
Income tax expense	(37,945)	(51,705)

Net profit	207,606	541,071
Net loss attributable to noncontrolling interests	2,294	12,437

Net profit attributable to Bilibili Inc.’s shareholders	209,900	553,508

Net revenues

Total net revenues were RMB15.41 billion for the six months ended June 30, 2026, representing an increase of 7% from RMB14.34 billion for the six months ended June 30, 2025.

Value-added services (VAS)

Revenues from VAS were RMB5.88 billion for the six months ended June 30, 2026, representing an increase of 4% from RMB5.64 billion for the six months ended June 30, 2025. The increase was led by increases in revenues from premium membership, and other value-added services.

Advertising

Revenues from advertising were RMB5.72 billion for the six months ended June 30, 2026, representing an increase of 29% from RMB4.45 billion for the six months ended June 30, 2025. This increase was mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games

Revenues from mobile games were RMB2.91 billion for the six months ended June 30, 2026, representing a decrease of 13% from RMB3.34 billion for the six months ended June 30, 2025. The decrease was mainly due to a high base effect, reflecting the exceptional performance of San Guo: Mou Ding Tian Xia in the prior-year period as the title now transitions into a stable and mature life cycle.

IP derivatives and others

Revenues from IP derivatives and others were RMB898.1 million for the six months ended June 30, 2026, remaining relatively stable compared to RMB907.0 million for the six months ended June 30, 2025.

Cost of revenues

Cost of revenues were RMB9.68 billion for the six months ended June 30, 2026, representing an increase of 6% from RMB9.13 billion for the six months ended June 30, 2025. Revenue-sharing costs, a key component of cost of revenues, was RMB5.92 billion, representing an increase of 5% from RMB5.64 billion for the six months ended June 30, 2025, and the increase was in line with our revenue growth.

Gross profit

Gross profit was RMB5.73 billion for the six months ended June 30, 2026, representing an increase of 10% from RMB5.21 billion for the six months ended June 30, 2025, primarily driven by the growth in total net revenues, which outpaced the increase in costs of revenues, as the Company enhanced its monetization efficiency.

Operating expenses

Total operating expenses were RMB5.19 billion for the six months ended June 30, 2026, representing an increase of 5% from RMB4.95 billion for the six months ended June 30, 2025.

Sales and marketing expenses

Sales and marketing expenses were RMB2.22 billion for the six months ended June 30, 2026, remaining relatively stable compared to RMB2.22 billion for the six months ended June 30, 2025.

General and administrative expenses

General and administrative expenses were RMB1.04 billion for the six months ended June 30, 2026, remaining relatively stable compared to RMB1.03 billion for the six months ended June 30, 2025.

Research and development expenses

Research and development expenses were RMB1.93 billion for the six months ended June 30, 2026, representing an increase of 13% from RMB1.71 billion for the six months ended June 30, 2025. The increase was mainly due to higher expenses related to server depreciation.

Profit from operations

Profit from operations was RMB539.6 million for the six months ended June 30, 2026, representing an increase of 102% from RMB266.6 million for the six months ended June 30, 2025.

Adjusted profit from operations

Adjusted profit from operations was RMB1,220.1 million for the six months ended June 30, 2026, representing an increase of 33% from RMB915.6 million for the six months ended June 30, 2025.

Total other (expense)/income, net

Total other income was RMB53.2 million for the six months ended June 30, 2026, compared with total other expense of RMB21.1 million in the same period of 2025.

Income tax expense

Income tax expense was RMB51.7 million for the six months ended June 30, 2026, representing an increase of 36% from RMB37.9 million for the six months ended June 30, 2025.

Net profit

Net profit was RMB541.1 million for the six months ended June 30, 2026, representing an increase of 161% from RMB207.6 million for the six months ended June 30, 2025.

Liquidity

The Company had cash and cash equivalents, time deposits and short-term investments of RMB24.30 billion as of June 30, 2026, compared with RMB24.15 billion as of December 31, 2025.

The Company generated RMB2.95 billion operating cash flow for the six months ended June 30, 2026, compared with RMB3.29 billion operating cash flow for the six months ended June 30, 2025.

Significant Investments

The Group did not make or hold any significant investments during the six months ended June 30, 2026.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures required to be disclosed during the six months ended June 30, 2026.

Foreign Exchange Exposure

A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Contingent Liabilities

The Company had no material contingent liabilities as of June 30, 2026.

Employees and Remuneration

As of June 30, 2026, the Company had a total of 8,287 employees, compared to 8,423 as of December 31, 2025.

As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

During the Reporting Period, the Company has complied with the code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Listing Rules, save for the following:

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. As Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company, there is a deviation from this code provision. Mr. Chen has extensive experience in the Company’s business operations and management. The Board believes that vesting the roles of both chairman and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account the Company’s circumstances as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

•	appointing the independent registered public accounting firms and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firms;

•	reviewing with the independent registered public accounting firms any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent registered public accounting firms;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent registered public accounting firms; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee comprises three independent Directors, being Mr. Eric He, Mr. JP Gan and Mr. Feng Li, with Mr. Eric He (being our independent Director with the appropriate professional qualifications) as the chairman of the Audit Committee. The Company has determined that Mr. Eric He, Mr. JP Gan and Mr. Feng Li each satisfies the “independence” requirements of Rule 5605(c) (2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Eric He qualifies as an “Audit Committee financial expert.”

The Audit Committee has reviewed the unaudited interim results of the Company for the six months ended June 30, 2026 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

Other Board Committees

In addition to the Audit Committee, the Board has also established the compensation committee, the nomination committee, and the corporate governance committee. Each of these committees is established with a defined written charter. The charters of the Board committees are available on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the investor relations website of the Company.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries or consolidated affiliated entities had purchased, sold or redeemed any of the Company’s listed securities (including any sale of treasury shares) during the Reporting Period. As of June 30, 2026, the Company did not hold any treasury shares (as defined under the Listing Rules).

Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Net revenues	14,340,938	15,411,958
Cost of revenues	(9,125,994)	(9,683,762)

Gross profit	5,214,944	5,728,196

Operating expenses:
Sales and marketing expenses	(2,215,164)	(2,215,303)
General and administrative expenses	(1,025,269)	(1,043,515)
Research and development expenses	(1,707,891)	(1,929,753)

Total operating expenses	(4,948,324)	(5,188,571)

Profit from operations	266,620	539,625

Other (expense)/income:
Investment loss, net (including impairments)	(119,078)	(9,551)
Interest income	195,812	208,727
Interest expense	(68,077)	(76,886)
Exchange losses	(23,369)	(164,226)
Debt extinguishment loss	(2)	—
Others, net	(6,355)	95,087

Total other (expense)/income, net	(21,069)	53,151

Profit before income tax	245,551	592,776
Income tax expense	(37,945)	(51,705)

Net profit	207,606	541,071
Net loss attributable to noncontrolling interests	2,294	12,437

Net profit attributable to Bilibili Inc.’s shareholders	209,900	553,508

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Continued)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Net profit	207,606	541,071
Other comprehensive loss:
Foreign currency translation adjustments	(15,193)	(110,491)
Total other comprehensive loss	(15,193)	(110,491)

Total comprehensive income	192,413	430,580
Comprehensive loss attributable to noncontrolling interests	2,294	12,437

Comprehensive income attributable to Bilibili Inc.’s shareholders	194,707	443,017

Net profit per share, basic	0.50	1.32
Net profit per share, diluted	0.49	1.25
Net profit per ADS, basic	0.50	1.32
Net profit per ADS, diluted	0.49	1.25
Weighted average number of ordinary shares, basic	419,763,214	418,956,516
Weighted average number of ordinary shares, diluted	431,601,628	456,513,310
Weighted average number of ADS, basic	419,763,214	418,956,516
Weighted average number of ADS, diluted	431,601,628	456,513,310

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	December 31, 2025	June 30, 2026
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	12,183,538	5,163,796
Time deposits	5,522,327	9,766,542
Restricted cash	50,800	800
Accounts receivable, net	1,268,219	1,681,119
Amounts due from related parties	874,962	924,768
Prepayments and other current assets	1,203,037	1,265,864
Short-term investments	6,447,197	9,369,368

Total current assets	27,550,080	28,172,257

Non-current assets:
Property and equipment, net	695,105	2,076,571
Production cost, net	1,599,896	1,376,169
Intangible assets, net	3,109,603	2,893,031
Deferred tax assets	166,132	158,821
Goodwill	2,818,125	2,818,125
Long-term investments, net	4,761,653	4,570,559
Other long-term assets	467,169	414,041

Total non-current assets	13,617,683	14,307,317

Total assets	41,167,763	42,479,574

Liabilities
Current liabilities:
Accounts payable	5,497,415	6,283,459
Salary and welfare payable	1,710,322	1,485,188
Taxes payable	405,887	400,415
Short-term loans and current portion of long-term debts	4,860,846	4,878,643
Deferred revenue	4,661,863	4,636,240
Accrued liabilities and other payables	3,174,566	3,684,497
Amounts due to related parties	16,113	20,517

Total current liabilities	20,327,012	21,388,959

Non-current liabilities:
Long-term debts	4,775,871	4,635,647
Other long-term liabilities	516,317	540,847

Total non-current liabilities	5,292,188	5,176,494

Total liabilities	25,619,200	26,565,453

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

(All amounts in thousands, except for share and per share data)

	December 31, 2025	June 30, 2026
	RMB	RMB
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 79,700,010 shares issued and outstanding as of December 31, 2025; US$0.0001 par value; 100,000,000 shares authorized, 79,700,010 shares issued and outstanding as of June 30, 2026)	49	49
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 341,134,100 shares issued, 335,018,102 shares outstanding as of December 31, 2025; US$0.0001 par value; 9,800,000,000 shares authorized, 345,334,100 shares issued, 338,805,755 shares outstanding as of June 30, 2026)	218	217
Additional paid-in capital	41,808,515	41,743,494
Statutory reserves	55,105	55,105
Accumulated other comprehensive income	183,786	73,295
Accumulated deficit	(26,474,391)	(25,920,883)

Total Bilibili Inc.’s shareholders’ equity	15,573,282	15,951,277
Noncontrolling interests	(24,719)	(37,156)

Total shareholders’ equity	15,548,563	15,914,121

Total liabilities and shareholders’ equity	41,167,763	42,479,574

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	Operations

Bilibili Inc. (the “Company”) is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Company issued a total of 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).

On October 3, 2022, the Company’s voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of the Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its December 2026 Notes with an aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering.

2.	Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented or otherwise modified from time to time.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

2.	Significant Accounting Policies (Continued)

Basis of presentation (Continued)

The unaudited interim condensed consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2025 and for the year ended December 31, 2025. The condensed consolidated balance sheet at December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP.

Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimate includes determination of the average playing period for paying players in the mobile game services.

3.	Accounts receivable, net

An aging analysis of the accounts receivable as of December 31, 2025 and June 30, 2026, based on the recognition date before provisions, is as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB in thousands
Within 3 months	1,104,114	1,500,572
Between 3 months and 6 months	157,507	148,487
Between 6 months and 1 year	119,092	124,002
More than 1 year	69,607	65,087
Less: Provisions	(182,101)	(157,029)

Total	1,268,219	1,681,119

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

4.	Accounts payable

An aging analysis of the accounts payable as of December 31, 2025 and June 30, 2026, based on the recognition date, is as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB in thousands
Within 3 months	4,015,694	4,664,056
Between 3 months and 6 months	577,780	628,256
Between 6 months and 1 year	342,370	440,062
More than 1 year	561,571	551,085

Total	5,497,415	6,283,459

The accounts payable are non-interest-bearing.

5.	Net revenues

The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Six Months Ended June 30,
	2025	2026
	RMB in thousands
Value-added services (VAS)	5,643,936	5,879,900
Advertising	4,446,523	5,719,547
Mobile games	3,343,488	2,914,454
IP derivatives and others	906,991	898,057

Total net revenues	14,340,938	15,411,958

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

6.	Taxation

The following table presents the composition of income tax expense for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB in thousands
Current income tax expenses	53,344	41,527
Withholding income tax expenses	2,141	4,125
Deferred tax (benefits)/expenses	(17,540)	6,053

Total	37,945	51,705

7.	Net profit per share

For the six months ended June 30, 2025 and 2026, the Company had potential ordinary shares, including share options and restricted share units (“RSUs”) granted, and ordinary shares issuable upon the conversion of the convertible senior notes, where applicable.

For the calculation of diluted net profit per share for the six months ended June 30, 2025 and 2026, net profit attributable to ordinary shareholders for basic net profit per share is adjusted by the effect of dilutive ordinary shares, including share options and RSUs granted, under the treasury stock method and convertible senior notes under the if-converted method.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

7.	Net profit per share (Continued)

The following table sets forth the computation of basic and diluted net profit per share for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB in thousands, except for share and per share data
Numerator:
Net profit	207,606	541,071
Net loss attributable to noncontrolling interests	2,294	12,437
Net profit attributable to Bilibili Inc.’s shareholders for basic net profit per share calculation	209,900	553,508

Dilution impact of the Convertible Senior Notes	3,264	17,432
Net profit attributable to Bilibili Inc.’s shareholders for dilutive net profit per share calculation	213,164	570,940

Denominator:
Weighted average number of ordinary shares outstanding, basic	419,763,214	418,956,516
Dilutive share options and RSUs	5,263,194	8,313,812
Convertible Senior Notes	6,575,220	29,242,982

Weighted average number of ordinary shares outstanding, diluted	431,601,628	456,513,310
Net profit per share, basic	0.50	1.32
Net profit per share, diluted	0.49	1.25

8.	Dividend

The Board did not recommend the distribution of any dividend for the six months ended June 30, 2025 and 2026.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk) and the investor relations website of the Company (https://ir.bilibili.com/). The interim report of the Company for the Reporting Period will be published on the same websites in due course.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, August 27, 2026

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.